Niska Gas Storage Partners LLC

1001 Fannin Street, Suite 2500
Houston, TX 77002

May 6, 2010

VIA EDGAR

H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Niska Gas Storage Partners LLC
Registration Statement on Form S-1 (as amended)
File No. 333-165007

Dear Mr. Owings:

On behalf of Niska Gas Storage Partners LLC (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C. time, on May 10, 2010, or as soon thereafter as practicable.

In addition, the Registrant represents to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Please call the undersigned at (281) 404-1890 or Mike Rosenwasser of Vinson & Elkins LLP at (212) 237-0019 with any questions regarding this matter.

NISKA GAS STORAGE PARTNERS LLC

By:	/s/ Jason A. Dubchak
Name: Jason A. Dubchak
Title: Vice President, General Counsel and
Corporate Secretary

SIGNATURE PAGE

ACCELERATION REQUEST LETTER